UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 30, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (董事會議事規則) of China Eastern Airlines Corporation

Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2017 second regular meeting (the “Meeting”) of the board of directors (the “Board”) was held on 30 March 2017 at Shanghai International Airport Hotel.

Mr. Ma Xulun, the vice chairman of the Company, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan and Mr. Tang Bing, the directors of the Company (the “Directors”); and Mr. Li Ruoshan and Mr. Shao Ruiqing, independent non-executive Directors, were present at the Meeting. Mr. Liu Shaoyong, the chairman of the Company, Mr. Tian Liuwen, Director; Mr. Ma Weihua and Mr. Cai Hong Ping, independent non-executive Directors, attended the Meeting through conference call.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Ma Xulun, the vice chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the financial report of the Company for the year 2016, and decided to submit this resolution to the annual general meeting of the Company for the year 2016 (the “2016 AGM”) for consideration and approval.

2.	Considered and approved the internal control assessment report of the Company for the year 2016.

Please refer to the website of the Shanghai Stock Exchange for the full text of the internal control assessment report of the Company for the year 2016 (www.sse.com.cn).

3.	Considered and approved the resolution for appointment of auditors by the Company for the domestic and international financial reports of the Company for the year 2017 and decided to submit this resolution to the 2016 AGM for consideration and approval.

Agreed to appoint Ernst & Young Huaming (LLP) as the auditors for the 2017 domestic financial report and 2017 United States financial report of the Company, and appoint Ernst & Young as the auditors for the 2017 Hong Kong financial report of the Company, and proposed to the general meeting of the Company to authorize the Board to determine the remuneration of the auditors in relation to their financial reports auditing services.

For details, please refer to the announcement to be published by the Company on 31 March 2017 on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

4.	Considered and approved the proposal for appointment of internal control auditors of the Company for the year 2017 and decided to submit this resolution to the 2016 AGM of the Company for consideration and approval.

Agreed to appoint Ernst & Young Huaming (LLP) as the Company’s internal control auditors for the year 2017, and proposed to the general meeting of the Company to authorize the Board to determine the remuneration of the auditors in relation to their internal control auditing services.

For details, please refer to the announcement to be published by the Company on 31 March 2017 on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

5.	Considered and approved the proposal of general mandate to issue bonds of the Company and decided to submit this resolution to the 2016 AGM for consideration and approval. (Please refer to Appendix 1 for details of the Company’s general mandate to issue bonds).

6.	Considered and approved the proposal regarding the transfer of the land and buildings in the eastern district of the Shanghai Hongqiao International Airport to China Eastern Air Holding Company (“CEA Holding”).

(i)	Agreed to the Company’s transfer to CEA Holding the land in the eastern district of the Shanghai Hongqiao International Airport (being the six parcels of land occupied by the maintenance base, warehouse for aviation equipment, the Shanghai sales department, computer center, materials warehouse and the cabin flight department/training center of the Company) with a gross area of approximately 371,652 square meters, and the buildings on the land (being 90 properties, 62 buildings and a green belt of 31,623 square meters).

(ii)	Agreed to determine the price of the transaction for the land and buildings in the eastern district of the Shanghai Hongqiao International Airport based on the asset valuation report issued by an asset valuation firm approved by both parties to the transaction and qualified to conduct businesses relating to securities and futures. The transfer price shall be approximately RMB808 million. The actual price is subject to the asset valuation filed at the state-owned assets supervision and administration authorities.

(iii)	Authorized the president of the Company to sign and execute the relevant agreement(s) relating to the transfer of the land and buildings in the eastern district of the Shanghai Hongqiao International Airport.

Since the proposal involved a connected transaction, the Directors who were deemed to be connected persons, namely, Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen abstained from voting.

The independent non-executive Directors who attended the meeting considered that the above connected transaction proposal was agreed under normal commercial terms which were in the interests of the Company and its shareholders as a whole, and were fair and reasonable to the shareholders of the Company.

Upon the signing of the relevant agreement(s) relating to the transfer of the land and buildings, the Company will further fulfill its disclosure obligations as required under the listing rules of its listing places.

7.	Considered and approved the annual report of the Company for the year 2016 (“Annual Report 2016”).

(i)	Agreed to the full text of the Annual Report 2016 and its summary (A share) and annual results announcement (H share) of the Company for the year 2016, together with the financial report of the Company for the year 2016 as considered and approved pursuant to the Resolution No. 1 above to be published online in both Shanghai and Hong Kong on 30 March 2017 at or around the same time;

(ii)	Agreed to submit the 2016 work report of the Directors to the 2016 AGM for consideration and approval.

For details of the work report of Directors 2016, please refer to section 4 “Discussion and Analysis of Business Circumstances” and part 3 and part 4 “Performance of Duties by the Board of Directors and the Specialized Committees under the Board” of section 8 “Corporate Governance” of the Annual Report 2016 of the Company.

8.	Considered and approved the profit distribution proposal of the Company for the year 2016.

(i)	Agreed to distribute cash dividends of the Company for the year 2016, with the total amount to be distributed at approximately RMB708.9 million, calculated based on the Company’s current total share capital of 14,467,585,682 shares. The cash dividend of RMB0.049 per share (inclusive of tax) is payable to holders of A shares of the Company in Renminbi and to holders of H shares of the Company in Hong Kong Dollars. The president of the Company will be authorized to take charge of the implementation thereof;

(ii)	agreed to submit the profit distribution proposal to the 2016 AGM of the Company for consideration and approval.

For details, please refer to the announcement to be published by the Company on 31 March 2017 on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

9.	Considered and approved the report on the fundraising deposit and use of proceeds of the Company for the year 2016.

For details, please refer to the announcement to be published by the Company on 31 March 2017 on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

10.	Considered and approved the resolution of general mandate in respect of issue of shares of the Company and decided to submit this resolution to the 2016 AGM for consideration and approval. (Please refer to Appendix 2 for details of the Company’s general mandate to issue shares).

11.	Considered and approved the resolution for the convening of the 2016 AGM.

Agreed to convene the 2016 AGM by the Company and authorize the chairman or vice chairman of the Company to issue the notice of 2016 AGM as and when appropriate.

12.	Considered and approved the social responsibility report of the Company for the year 2016.

Please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) for the full text of the social responsibility report of the Company for the year 2016.

By Order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
30 March 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

APPENDIX 1:

EXPLANATION OF THE RESOLUTION ON THE GRANT OF A GENERAL MANDATE TO THE BOARD TO ISSUE BONDS OF THE COMPANY TO BE SUBMITTED TO THE GENERAL MEETING

Details of the general mandate to be granted to the Board to issue bonds of the Company, which is to be submitted to the general meeting for consideration, are as follows:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained at the general meeting:

1.	Type of debt instruments: Including, but not limited to, debt instruments such as corporate bonds, super short-term commercial paper, short-term commercial paper, mid- term notes, offshore bonds in Renminbi or US dollar and other currencies, and asset- backed securities. However, bonds to be issued and/or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

2.	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

3.	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

4.	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on the relevant requirements and market conditions.

5.	Use of fundraising proceeds: It is expected that the fundraising proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including the fulfillment of production and operation needs of the Company, adjustment of debt structure, the supplementing of working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

6.	Valid term of the mandate: One year from the date of approval of this resolution at a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

7.	Authorization to be granted to the Board

It is proposed at the general meeting that an authorization be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(1)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to each issue.

(2)	To take all such acts and steps as considered to be necessary and incidental to each issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to issuance, sign all necessary legal documents for issuance, and handle other matters in relation to issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(3)	To approve, confirm and ratify the acts and steps stated above taken in connection with any issuance.

(4)	To make corresponding adjustments to the detailed plan of issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the general meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(5)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(6)	To approve, sign and distribute announcements and circulars in relation to issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(7)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

(8)	To grant authorization in relation to the above matters to such other persons as the Board considers appropriate.

APPENDIX 2:

EXPLANATION OF THE RESOLUTION ON THE GRANT OF A GENERAL MANDATE TO THE BOARD TO ISSUE SHARES OF THE COMPANY TO BE SUBMITTED TO THE GENERAL MEETING

Details of the general mandate to be granted to the Board to issue shares of the Company, which is to be submitted to the general meeting for consideration, are as follows:

(a)	the Board be and is hereby granted an unconditional general mandate and permitted to further delegate such mandate to the management of the Company, to proceed with the matters associated with the issuance of shares of the Company in its sole discretion and according to the specific needs of the Company, other market conditions and the following conditions during the Relevant Period (as hereafter defined), subject to the following conditions:

(i)	the Company has obtained the approval from the Board to issue, allot or dispose of, either separately or concurrently, or to issue, allot or dispose of, either separately or concurrently, conditionally or unconditionally, the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) with the respective numbers of A Shares and H Shares being not more than 20% of the respective number of the issued A shares and H shares of the Company as at the date of approval and passing of this resolution at the general meeting, and subject to the conditions set out in (ii) below, the Board may, within the given limits, determine the numbers of A Shares and/or H Shares to be issued allotted or disposed of;

(ii)	the Board has approved, executed, amended and made or procured to execute make and amend all documents, deeds and matters as it may consider necessary in connection with the issuance, allotment or disposal of any A Shares and/or H Shares pursuant to the exercise of the abovementioned general mandate; and

(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution, the general mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from the relevant PRC government authorities by the Company which may take longer than the Relevant Period. “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; and

(iii)	the date on which the general mandate granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(c)	Conditional upon the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.